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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X]  Form 10-K and Form 10-KSB        [  ]  Form 20-F            [  ]  Form 11-K

[  ]  Form 10-Q and Form 10-QSB       [  ] Form N-SAR

      For Period Ended:     December 31, 1998

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:



  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information


         Full Name of Registrant:  MC Informatics, Inc.
         Former Name if Applicable:  HealthDesk Corporation
         Address of Principal Executive Office:

                  18881 Von Karmen Ave., Suite 100
                  Irvine, CA 92612


Part II - Rules 12b-25(b) and (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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[X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative


         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

         During 1998, HealthDesk Corporation entered into definitive agreements to sell substantially all of its assets to Patient InfoSystems, Inc. and thereafter merge with MC Informatics, Inc. On February 26, 1999, HealthDesk Corporation shareholders approved the sale of assets to Patient InfoSystems and the merger with MC Informatics, Inc. In connection with the foregoing transactions, substantially all of the employees, including the entire accounting staff, are no longer employed by the Company. In addition, the Company relocated its corporate offices from Berkeley, California to Irvine, California. Accordingly, new management and accounting staff are in the process of reconstructing certain financial information to complete the required annual audit and Form 10-KSB filing. Because of the above, the annual audit and 10-KSB cannot be filed by March 31, 1999 without unreasonable effort and/or expense.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

             Jeffrey Pollard, Chief Financial Officer    (949) 261-7100

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ ] Yes     [X] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes     [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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Signature


                              MC INFORMATICS, INC.

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  March 31, 1999                        By:     /s/ Jeffrey Pollard
                                                     ---------------------------
                                                     Jeffrey Pollard
                                                     Chief Financial Officer